

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2011

Via E-mail
Joel S. Kress
Executive Vice President—Business
  and Legal Affairs
ICON Capital Corp.
100 Fifth Avenue, Fourth Floor
New York, New York 10011

> **Re: ICON Oil & Gas Fund**
> **Registration Statement on Form S-1**
> **Filed September 28, 2011**
> **File No. 333-177051**

Dear Mr. Kress:

        We have reviewed your registration statement and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2.	If a numbered comment in this letter raises more than one question or lists various items, ensure that you fully respond to each question and item. Make sure that your letter of response indicates precisely by section name and by page number where in the marked version of the amendment responsive disclosure to each numbered comment and each point may be found.

3.	In the amended registration statement, please fill in all blanks. For example, and without limitation, we note that Exhibit D is incomplete. For any blanks that you cannot fill in until a later time, please indicate these with brackets.

4.	Please inform us when the amount of compensation allowable or payable to ICON Securities, Inc. has received clearance by FINRA. Prior to requesting accelerated effectiveness, please be sure to provide us with a copy of the FINRA no objections letter.

5.	Please submit all material exhibits, including, without limitation, the legality and tax opinions, in order to facilitate our review of your filing. We will need sufficient time to review these and may have further comment.

6.	Please be advised that the guidelines provided by Securities Act Release 33-6900 on Limited Partnership Reorganizations and Public Offerings of Limited Partnership Interests, as well as Industry Guide 5, are relevant to initial public offerings of limited partnership interests. We have included specific comments to help you comply with these disclosure requirements. You should, however, review and revise your filing wherever necessary to be consistent with the disclosure guidelines set forth in the release and the Industry Guide.

7.	Please tell us how you have complied with Item 19.B. of Industry Guide 5. Please also provide us with all promotional and sales materials prior to their use. See Item 19.D. of Industry Guide 5. Once we receive the materials, we will need sufficient time to complete our review and may have additional comments.

8.	We note your disclosure under "Proposed Activities" that the partnership will enter into a Participation Agreement with Special Energy Corporation with respect to certain prospects in the Hunton limestone formation and in Oklahoma (areas which we understand will generally require fracture treatment for economic production) and that, under the Participation Agreement, "the operator generally has no liability to the partnership for losses sustained or liabilities incurred…." (at page 55). We also note your disclosure relating to regulation in respect of hydraulic fracturing (at page 62), costs associated with fracturing (at page 63) and the designing of a fracturing program (at page 57). We further note your disclosure at page 16 under "Risk Factors—Delay in oil or gas production from successful wells…" relating to certain operational risks, including without limitation, those relating to collapses of casings, blowouts and fires.

We note, however, that your risk factors do not disclose any specific risks associated with hydraulic fracturing, such as the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives. In light of your disclosure that your operators may utilize hydraulic fracturing, please advise us whether you believe your current risk factor disclosure addresses all your material risks or whether there are additional material operational and financial risks stemming from any potential hydraulic fracturing operations that require disclosure hereunder.

9.   We note your disclosure throughout that the Investor General Partner Interests may automatically convert upon the "determination by the Managing GP that no further material tax benefits will be realized by the partnership's Investor General Partners." Please expand your disclosure to describe the benefits referenced and how such determination will be made.

10.   Throughout the prospectus, you have used capitalized terms to signify either specialized meanings that you have attributed to these terms, or subsections of the document. To the extent you are referring to document subsections, such as "Proposed Activities," please be sure to provide page numbers where these subsections can be found. To the extent you are referring to specialized meanings, such as the "Projects," consider providing the most important definitions in a prominent location such as after the table of contents or as an introduction to the Prospectus Summary.

11.   We note the following statement found on page 41: "This prospectus relates to the offering of interests in ICON Oil & Gas Fund-A L.P. (the "Interests") only and all references to 'the partnership' herein means ICON Oil & Gas Fund-A L.P." Please move this statement to a more prominent place, such as the cover page of the prospectus. Please also ensure that your document makes clear that this prospectus relates only to ICON Oil & Gas Fund-A L.P. For example, you should revise the heading of the cover page of the prospectus to reference only ICON Oil & Gas Fund-A L.P if this prospectus only relates to this fund. As another example, please clarify that the requirement of a minimum offering of 200 interests for $2,000,000, relates to the ICON Oil & Gas Fund-A L.P. As currently presented, it is unclear if the minimum is for Fund-A, or for all three limited partnerships (in the aggregate) that may be formed by ICON Oil & Gas Fund L.P. As another example, revise the sentence that "The partnerships are offering up to 20,000 Interests…" to make it consistent with your concept that "the partnership" means ICON Oil & Gas Fund-A L.P.

12.   In light of the statement noted above, please tell us the entity that you consider to be the registrant of this filing, and which entity (or entities) will have reporting obligations upon effectiveness of this filing. In this regard, we note that ICON Oil & Gas Fund L.P. is listed as the registrant on the registration cover page, but only ICON Oil & Gas Fund-A L.P, and not ICON Oil & Gas Fund L.P. or Fund-B or Fund-C, has signed the registration statement. We also note that each of ICON Oil & Gas Fund L.P., ICON Oil & Gas Fund-

A L.P., ICON Oil & Gas Fund-B L.P and ICON Oil & Gas Fund-C L.P. have separate file numbers (333-177051, 333-177051-03, 333-177051-02 and 333-177051-01, respectively), which seems to indicate you consider each of them to be registrants. Tell us whether you intend to file separate registration statements for the offerings of each of ICON Oil & Gas Fund-B L.P and ICON Oil & Gas Fund-C L.P., when they occur.

Prospectus Cover Page

13.   Please clarify when the offering for ICON Oil & Gas Fund-A L.P will end, and how you will inform investors.

14.   We note your disclosure in the "Plan of Distribution" section that the partnership will pay sales commissions, including those paid to the dealer-manager, of up to $700 per Interest and a dealer-manager fee of $300 per Interest. Please provide footnote disclosure to your tabular disclosure to clearly indicate the portions associated with each of such sales commissions and the dealer-manager fees in respect of the items listed under "Sales Commissions and Dealer-Manager Fees."

Prospectus Summary, page 1

General

15.   We note the statements "The following summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that an investor may consider important in making its investment decision." Although a summary, by its very nature, does not and is not required to contain all of the detailed information that is in the prospectus, it should include all material information. Please revise these statements accordingly.

16.   Please provide an organizational structure chart that depicts your ownership and management structure and organizational structure after giving effect the formation of the partnership and the offering. Please include in your chart all affiliates of ICON mentioned in this filing.

17.   Where you discuss the automatic conversion by the Managing GP of Investor General Partner Interests into Limited Partner Interests being dependent upon, among other things, the drilling and completion of all of the partnership's wells, please provide further detail as to the possible timeline. In this regard, we note your disclosure on page 34 that "If all or the majority of the Interests are sold, then it may take longer for all of the wells to be drilled and completed in that partnership than if fewer Interests were sold and there were fewer wells drilled and completed. This would delay conversion of the Investor General Partner Interests to Limited Partner Interests because the Managing GP will not

convert the Investor General Partner Interests to Limited Partner Interests in the partnership until after all of the partnership's wells have been drilled and completed."

The Offering, page 7

18.   We note your disclosure relating to the compensation paid to the Managing GP and/or its affiliates. Please revise your disclosure to describe what you mean by "competitive rate" in respect of the supervisory fee, operating compensation, gathering fees and marketing fees and the interest rate the Managing GP may charge on loans, in particular in light of your bulleted disclosure under "—Conflicts of Interest" at page 10. Please also advise us where these terms are memorialized.

Risk Factors, page 12

General

19.   Please eliminate text which mitigates the risks you present, including some of the clauses that precede or follow "although," "while" or "however." Similarly, please state the risks plainly and directly, eliminating "no assurance" and "cannot assure" type language. For example, and without limitation, we note your disclosure in the second and third paragraphs at page 13 under "—Adverse events in marketing the partnership's natural gas…."

20.   As appropriate, please ensure that each risk factor does not assert multiple risks that should be set forth in individual risk factors. For example, and without limitation, we note the risk factor at page 13 beginning "—Adverse events in marketing the partnership's natural gas…" contains risks associated with, among others, creditors' rights and contract pricing.

21.   Similarly, please eliminate any duplicative risk factors. For example, and without limitation, it appears the risks asserted at pages 28 and 30 under "—Any adjustment to the partnership's tax return as a result of an audit by the IRS…" and "—The partnership's deductions may be challenged by the IRS," respectively, are the same.

The Managing GP may not devote the necessary time…, page 25

22.   Please revise your disclosure to quantify in percentage form the amount of time the Managing GP will devote to your operations here and at page 69 under "Conflicts of Interest—Conflicts regarding other Activities…."

Sources of Funds and Estimated Use of Proceeds, page 36

23.   Please explain in better detail how you arrived at the numbers found in the statement that "the total amount available to the partnership will be not less than approximately $2,017,000 if 200 Interests are sold and not less than approximately $201,700,000 if 20,000 Interests are sold."

24.   We note the line item "Total Partnership Capital" found in the table on page 37, as well as discussion in this section of total amount available to the partnership. Please reconcile this information with the information found elsewhere, including in the table on the cover page, that the minimum offering proceeds to you will be $1,800,000 and the maximum offering proceeds to you will be $180,000,000.

25.   We note that either you will pay selling dealers a sales commission of up to $700 per Interest sold, or that your pricing to the Managing GP, selling dealers and registered investment advisors will be discounted to reflect fees that will not be paid. We also note the disclosure in the Plan of Distribution section that one of the Managing GP's affiliates, ICON Investments, is the dealer-manager of this offering and will be receiving non-accountable dealer-manager fees equal to $300 per Interest in the offering. Please be sure these items are reflected, either as separate entries or as footnotes, in the table on page 37.

26.   We refer you to Industry Guide 4 of the Securities Act of 1933. Consistent with the guidance set forth in Section 1 thereof, please provide the information required with respect to the application of proceeds, including, without limitation, the proposed estimated percentages of the minimum dollar amount that would be used for financing the principal activities of the partnership, such as acreage acquisition, drilling of exploratory wells, drilling of development wells and purchase of producing properties. If you believe this information is already provided, please direct us to the appropriate table for each of these items.

27.   It appears from your disclosure elsewhere that the partnership will be involved with, and may acquire, multiple Projects and that the scale of your involvement will be dependent in part on the amount of proceeds obtained from this offering. Please revise your table to address the impact upon your ability to invest in or acquire multiple Projects if you sell less than the maximum offering.

28.   Please provide columns addressing the use of proceeds if you reach only the midpoint of the offering.

Compensation, page 38

29.   Please ensure that you have provided all the information required by Item 4 of Industry Guide 5. For example, please provide summary tabular presentation of the compensation and fees to the Managing GP and its affiliates.

30.   In this section, please define and disclose what constitutes O&O costs.

31.   Please revise your disclosure to discuss whether you will enter into participation or similar agreements with the Managing GP or its affiliates in respect of the operation of the wells. If so, please also discuss whether the compensation scheme would change as a result. In this regard, and for example only, we note that both the Managing GP and well operator would be paid a supervisory fee.

Prior Activities, page 45

32.   We note that you have not provided prior performance disclosure with respect to the Managing GP. Please provide your analysis as to how you have complied with Item 8 of Industry Guide 5.

33.   Please provide the disclosure required by Item 13(2) of Industry Guide 4 for each of Special Energy and the Managing GP.

34.   Please define and explain what constitutes D&C costs, as set forth in the table on page 45.

Management, page 46

35.   For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director. See Item 401(e) of Regulation S-K.

36.   In view of the Managing GP's involvement with other similar partnerships, please quantify the amount of time each officer will devote to the partnerships as well as to indicate the number of other partnerships to which the Managing GP is the managing general partner.

Exhibits and Financial Statement Schedules, page II-2

37.   Please provide the basis for not filing the administration agreement with ICON Capital.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: <u>Via E-mail</u>
       Deborah Schwager Froling, Esq.
       Arent Fox LLP
       1050 Connecticut Avenue, N.W.
       Washington, D.C. 20036